

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Dr. Whitney Haring-Smith
Chief Executive Officer
Anzu Special Acquisition Corp I
12610 Race Track Road, Suite 250
Tampa, FL 33626

> **Re: Anzu Special Acquisition Corp I**
> **Registration Statement on Form S-4**
> **Filed May 15, 2023**
> **File No. 333-271920**

Dear Dr. Whitney Haring-Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed May 15, 2023

Cover Page

1. On your cover page, you briefly define Exchange Ratio. Please amend your cover page to briefly describe the Merger Consideration and Fully Diluted Share Number, so it is clear from the disclosure on your cover page how you will calculate the Exchange Ratio. Please also provide an estimate of the Exchange Ratio as of a recently practicable date, as you do on page 2 of your filing.

Q. Will Anzu enter into any financing arrangements in connection with the Business Combination?, page xv

2. We note your disclosure that "Anzu agreed to issue and sell to Sponsor, 1,000,000 shares of Series A Preferred Stock in a private placement at a price of $10.00 per share for an

aggregate commitment of $10,000,000." Please highlight the difference, if material, in the price of these Series A Preferred shares on as as converted basis, compared to the price of the common shares purchased by Anzu shareholders in Anzu's IPO.

Q: Why is Anzu making the Exchange Offer?, page xx

3. Please balance your discussion of the benefits of the Exchange Offer to shareholders with a brief discussion of the risks to shareholders of participating in the Exchange Offer, including but not limited to, the risk that shareholders of preferred shares will have "extremely limited voting rights" and the risk that New Envoy's ability to make scheduled dividend payments on the Series A Preferred Stock will depend on Envoy's financial condition and operating performance, which may not be sufficient to enable New Envoy to pay any dividends on the Series A Preferred Stock. Please also confirm when you expect to file your schedule TO.

Summary of the Proxy Statement/Prospectus
Envoy, page 1

4. Please amend your disclosure to provide a more robust summary of the business of Envoy, including a description of the company's business, that it has limited operating history, that it has incurred losses in each year since inception, and has an accumulated deficit of approximately $226.0 million as of its most recent fiscal year-end.

Pro Forma Ownership of Anzu Upon Closing, page 4

5. We note the following disclosure about the ownership of New Envoy after the business combination:

    •   "immediately after the closing of the Business Combination, Envoy's former shareholders will hold approximately 71.7% of the issued and outstanding New Envoy Class A Common Stock, the Sponsor will hold approximately 4.8% of the issued and outstanding New Envoy Class A Common Stock, and the current stockholders of Anzu will hold approximately 20.6% of the issued and outstanding New Envoy Class A Common Stock;" and

    •   "Based on the assumptions in the preceding paragraph, immediately after the closing of the Business Combination, the Sponsor will hold approximately 77.8% of the issued and outstanding shares of Series A Preferred Stock, and GAT will hold approximately 22.2% of the issued and outstanding shares of Series A Preferred Stock."

    Please disclose the voting control of New Envoy of each party mentioned above immediately after the closing of the Business Combination.

<u>Related Agreements, page 4</u>

6.   Please file the Envoy Bridge Note and Convertible Note Agreements, including the related GAT Note and Credit Agreement and Junior notes, as exhibits to your registration statement. Alternatively, please tell us why you do not believe you are required to do so.

<u>Risk Factors, page 22</u>

7.   We note that "[c]hanged in interest rates or rates of inflation" is an important factor that could cause future results to be materially different from those projected or implied throughout your disclosure. Please revise to include risk factors discussing the types of costs and expenses that are subject to significant changes in interest rates or inflationary pressures and identify actions planned or taken, if any, to mitigate such events.

8.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

9.   Please disclose whether and how, based on global events such as the COVID-19 pandemic or the conflict in Ukraine or economic pressures such as inflation, your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions.

10.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Failure of a key information technology system, process or site could have an adverse effect on our business., page 26

11.   We note that, as a result of the COVID-19 pandemic, you and your third-party service providers may face increased cybersecurity risks. Please expand your disclosure of the functions of the third party vendors, disclose any breaches of information systems and controls to date, if any, and discuss steps the Company has taken to protect its subjects' data.

We will be dependent upon contract manufacturing organizations and material suppliers . . ., page 31

12.   We note your disclosure that "[s]ome of the critical materials and components used in manufacturing the Acclaim are sourced from single suppliers." Please revise this section to identify these single suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Please also file any agreements you have with these suppliers as an exhibit, consistent with Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you do not believe you are required to do so.

Certain of our directors, director nominees and/or officers . . ., page 33

13.   You disclose that "[c]ertain of our directors currently own, operate and manage other entities, which may have similar or different objectives than ours." In an appropriate place in your filing, please identify the relevant director and other entities, and the duties of each director to the relevant entities.

Risks Related to Regulation and Litigation
Envoy and its directors are defendants in ongoing litigation . . ., page 38

14.   Please quantify the extent of your potential liability related to the ongoing litigation, if material and estimable. Please also disclose the status of this litigation.

A new 1% U.S. federal excise tax could be imposed on Anzu . . ., page 54

15.   We note your disclosure that any redemption or other repurchase that occurs after December 31, 2022, in connection with the Business Combination, extension vote or otherwise, including in connection with the Special Meeting, may be subject to the excise tax. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions. Also describe the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Proposal No. 2 - The Charter Proposal, page 98

16.   Please amend your disclosure to briefly describe the "key provisions" referenced by the "Amendment" provision of the Charter Proposal.

Unaudited Pro Forma Condensed Combined Financial Statements , page 127

17.   With respect to Note 3(h), please describe how you determined the value of the 12.5 million of private warrants to be forfeited.

18.   You note on page 124 that the Envoy will borrow a Bridge Note of $10 million from GAT concurrently with the execution and delivery of the Business Combination Agreement. Contingent upon, and effective concurrently with the PIPE closing, Anzu will issue shares of Series A Preferred Stock to GAT equal to the outstanding principal of the Envoy Bridge Note. Please reflect this transaction in your pro forma financial statements.

19.   We note on page F-18 that the 2022 Working Capital Loan is repayable in full upon on the earlier of (i) March 29, 2023 or (ii) the consummation of the Company's initial Business Combination. Upon the consummation of a Business Combination, the Sponsor shall have the option to convert the principal balance of the 2022 Working Capital Loan, in whole or in part, into warrants. Please address the need to reflect these notes as issued and then either (i) converted into warrants or (ii) repaid in cash within your pro forma financial statements. If there are varying scenarios related to the conversion/repayment of these notes, address these various scenarios. See Article 1102(a)(10) of Regulation S-X.

20.   We note on page F-52 that Envoy Medical Corp drew $5.0 million of the available funds from the 2012 Convertible Notes in 2013 and subsequently the Company entered into a convertible promissory note agreement with a shareholder for a principal of $10.0 million and interest rate of 4.5%. Common Stock. Please reflect the transactions in the pro forma financial statements if needed.

The Business Combination Agreement, page 139

21.   We note your disclosure that "no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Envoy, Anzu or Merger Sub or any other matter." Please revise to remove any implication that the Business Combination Agreement and your disclosure of the same does not constitute public disclosure under the federal securities laws.

Representations, Warranties and Covenants, page 141

22.   Your disclosure in this section states that the Business Combination Agreement contains "customary" representations, warranties, and covenants, and you describe general topics of representations, warranties, and covenants. Please tailor your disclosure to your particular facts and circumstances by describing the specific, material representations, warranties, and covenants included in your Business Combination Agreement.

Envoy Support Agreements, page 153

23.   In an appropriate place in your filing, please identify the Key Shareholders.

Sponsor Support Agreement, page 153

24.   Please disclose, as of a recently practicable date, estimates of the current amount of shares the sponsor would forfeit, the Retained Sponsor Shares, the Expense Excess Shares, and the Contingent Sponsor shares, or tell us why you believe you are not required to do so.

Forward Share Purchase Agreement, page 154

25.   Please provide your analysis of how purchases under your forward purchase agreement will comply, and how the extension support agreements described at the bottom of page 11 comply, with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. Revise your disclosure as appropriate for consistency.

26.   Your disclosure includes various defined terms throughout your description of the Forward Share Purchase Agreement. For clarity, please quantify or define these terms, as appropriate, throughout your discussion of the terms of the agreement.

Termination of Legacy Forward Share Purchase Agreements, page 156

27.   Please disclose the consequences, if any, to Anzu related to the termination of the legacy forward share purchase agreements. Please also clarify whether the side letter forward purchase agreements were terminated, and any related consequences to Anzu.

Background of the Business Combination, page 156

28.   Please revise your disclosure in this section to include descriptions of negotiations relating to material terms of the business combination and related transactions, including, but not limited to, the key terms of the PIPE Transaction; the Sponsor Support Agreement, including the Sponsor agreeing to forfeit certain securities; the proposed Envoy Conversions and the cancellation of outstanding Envoy options for nominal consideration; the determination to enter into the Forward Purchase Agreement and the key terms of the agreement, including the Shortfall Warrants; the determination to enter into the Envoy Bridge note and the key terms of the note, including the purpose of the

note and any conflicts of interest considered; the initial valuation for Envoy of $150.0 million and any related negotiations; the agreements with Key Shareholders; and the Exchange Offer. In your revised disclosure, please explain the reasons for such agreements and terms, each party's position on such issues, and how you reached agreement on the final terms and agreements.

29. We note that you identified over 150 potential targets for your business combination, conducted further due diligence on over 80 potential targets, and entered into non-disclosure agreements with 34 companies. We also note the factors, listed on pages 157 and 158, to be used in considering the viability of potential targets. These factors notwithstanding, please provide more detail regarding the process of narrowing your search, how you differentiated between the many potential targets, and the duration of this process. In addition, where you discuss the termination of negotiations with specific parties, please provide more detail regarding the reason underlying why those discussions did not proceed. For example, where you disclose that negotiations were terminated "for reasons similar to those discussed above," discuss the specific reasons negotiations were terminated.

30. We note that Randy Nitzsche, a member of the Envoy Board, is the Chief Executive Officer of Northland, and Glen Taylor, a member of the Envoy Board, who is the holder of approximately 20% of the outstanding Envoy Common Stock and the holder of all of the outstanding Envoy Preferred Stock, had an approximately 49% ownership interest in Northland's holding company parent until its acquisition by First National of Nebraska on May 1, 2023. Please provide more detail regarding these relationships between the individuals and the two companies, how Anzu determined that Northland Securities, Inc. would serve as its financial advisor, and ensure all conflicts are disclosed. Please make conforming changes to your risk factors, as appropriate.

31. You disclose on page 162 that on February 28, 2023, Anzu held the February Special Meeting, at which Anzu's stockholders voted to approve the Extension Amendment and as a result of the Extension Redemptions, approximately $45.2 million remained in the Trust Account. Please disclose, as a percentage, the number of your total shares outstanding redeemed in connection with the February Special Meeting.

32. We note your disclosure that, on March 15, 2023, "Dr. Haring-Smith and other Anzu representatives discussed the status of business, accounting and regulatory due diligence, and Morrison Foerster representatives discussed legal diligence (including the findings contained in the due diligence report delivered by representatives of Morrison Foerster to Anzu's management on the same day)." Please revise your disclosure to include a brief summary of the due diligence report, including the findings Anzu's management considered in evaluating the business combination.

33. Please identify the medical device consultant engaged by Anzu to conduct diligence in connection with the Business Combination.

The Anzu Board's Reasons for the Business Combination, page 164

34.   Given Northland Securities, Inc.'s continued involvement leading up to, and including, the Company's resolution that the proposed business combination was fair and in the best interests of the Company and its stockholders, please explain the board's reasoning in deciding not to obtain a fairness opinion regarding the transaction. In doing so, please describe the relevant expertise of the board, and identify the management and financial, legal, tax and accounting advisors consulted by management. Also, please amend your disclosure in the background of the business combination section to discuss, in detail, the advisory duties of Northland entitling Northland to receive a success fee of $1,500,000 upon the completion of the Business Combination.

35.   As a related matter, please disclose the financial and operating information of Envoy considered by the Anzu board in determining the value of Envoy, the Exchange Ratio and Merger Consideration. In this regard, we note your reference to diligence throughout the background of the merger, and your disclosure throughout the filing that Anzu's officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, but it is unclear how the Anzu board valued Envoy.

36.   Please disclose the basis for your statement that "there is a realistic possibility of the Acclaim implant device being reimbursable by insurance and/or Medicare."

Management's Discussion and Analysis of Financial Condition and Results of Operations of Anzu
Liquidity and Capital Resources, page 178

37.   We note your disclosure that "we reversed $4,462,500 of deferred underwriting fees, as certain underwriters resigned from their role in any potential future business combination and thereby waived their entitlement to these fees." Please amend your disclosure to describe the circumstances surrounding the certain underwriters' resignation from their role in any future business combination and identify the "certain underwriters." With respect to any underwriter that is still entitled to payments that are contingent on completion of a business combination, please identify the underwriter and quantify the aggregate fees payable to the underwriter that are contingent upon completion of the business combination.

Acclaim's Market Opportunity, page 185

38.   You discuss, here and throughout your filing, "published literature," "recent publications," and "industry sources." Please revise to provide disclosure and or citations supporting the underlying data or sources discussed.

39.   Please revise your disclosure, here and throughout, to balance your prominent discussions of your device's competitive strengths with a discussion of the challenges you face

in corporate growth, distribution capabilities and partnerships, product development, and regulatory approvals.

Timeline to Commercialization of Acclaim, page 187

40.   Here and throughout your disclosure, when discussing FDA or other regulatory approvals, please revise to include a statement acknowledging that FDA or other regulatory agency, foreign or domestic, approval is not guaranteed and may take longer than planned. Where you mention the Breakthrough Device designation, please revise your disclosure to clarify that the process of medical device development is inherently uncertain and that there is no guarantee that this designation will accelerate the timeline for approval or make it more likely that the Acclaim will be approved.

Early Feasibility Study, page 188

41.   We note your statements here and throughout the filing that "[i]nitial results of the study have demonstrated that the Acclaim is in fact capable of delivering the therapy." Please revise these and all similar statements in your proxy statement/prospectus to eliminate conclusions or predictions that your device in development is effective, as determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. We do not object to the presentation of objective data resulting from your trials without conclusions related to efficacy.

Intellectual Property, page 189

42.   Please revise to identify, for each material patent and provisional patent application, the identification number, type of patent protection, jurisdiction in which the protection is held, and expiration dates. Please also update your discussion to include the timeline of your specific trademarks, whether they are currently in active use, and whether they must be in continued use or will be maintained until a third-party challenge. In this regard, a tabular format may be useful.

Management's Discussion and Analysis and Results of Operations of Envoy Medical Corporation
Results of Operations, page 205

43.   You disclose that there was a temporary reduction in clinical and R&D headcount for Acclaim in the second and third quarters of 2022. Please clarify the reason for this reduction and disclose whether you expect this trend to continue in future periods.

Certain Relationships and Related Person Transactions - Envoy, page 228

44.   You disclose that "in connection with the parties entering into the Business Combination Agreement, GAT agreed to amend the GAT Convertible Note to provide that, unless earlier repaid or converted pursuant to its terms, the outstanding principal amount of and all accrued and unpaid interest on the GAT Convertible Note . . . shall, immediately prior

to the consummation of the Merger, automatically convert into . . . shares of Envoy Common Stock." Please amend your disclosure throughout the filing, where you discuss the interests of the Envoy directors and officers, to include a reference to the GAT Convertible Note, including that this note will convert into shares of Envoy common stock immediately prior to the business combination. Also, please provide an estimate of the number of envoy shares into which the note will convert as of a recently practicable date. Where you discuss the "fully diluted" capital stock of New Envoy, please confirm that the shares issuable pursuant to the GAT Convertible Note are included in this calculation.

Anti-dilution Adjustments, page 246

45. We note your disclosure that your warrant agreement has an exclusive forum provision. Please revise your risk factors to disclose, as you do in this section, that your warrant agreement has an exclusive forum provision, and the related risks.

Material U.S. Federal Income Tax Considerations of the Business Combination to Holders of Envoy Common Stock, page 252

46. It appears that you intend to file a short form tax opinion as Exhibit 8.1 to your filing. Please revise this section to state clearly where the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Note 14 - Commitments and Contingencies, page F-51

47. We note you have not recorded accruals for potential losses relating to pending litigation claims as you have determined there are no matters where a potential loss is probable and reasonably estimable. You further state the legal matters could have a material impact on your financial statements. If there is at least a reasonable possibility that a loss may have been incurred, please disclose an estimate of the possible loss or a statement that such an estimate cannot be made as required by ASC 450-20-50.

General

48. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

49. Please revise to include the following disclosure related to dilution:

- disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained

by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

- If there are any underwriting fees that remain constant and are not adjusted based upon redemptions, please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: David Slotkin